UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN

PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934 (Amendment No. 2)

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☐	Soliciting Material Pursuant to §240.14a-12

Silver Dragon Resources Inc.

(Name of Registrant as Specified In Its Charter)

CHAN KING YUET

TSANG MUN TING

MAN KWAN FONG

DAVID WUNG POK LIU

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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***PRELIMINARY COPY SUBJECT TO COMPLETION***

DATED FEBRUARY 16, 2016

2016 ANNUAL MEETING OF STOCKHOLDERS

OF

SILVER DRAGON RESOURCES INC.

PROXY STATEMENT

OF

THE CONCERNED STOCKHOLDERS OF SILVER DRAGON RESOURCES

PLEASE COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This Proxy Statement and the enclosed GOLD proxy card (the “Proxy Card” or “Proxy”) are being furnished by Chan King Yuet (also known as Fanny Chan), Tsang Mun Ting, Man Kwan Fong and David Wung Pok Liu (Mr. Liu, with Ms. Chan, Mr. Tsang, and Ms. Man, collectively, the “Concerned Stockholders,” “we” or “us”) in connection with the solicitation of proxies (the “Proxy Solicitation”) from the stockholders of Silver Dragon Resources Inc. (“SDRG” or the “Company”).

We are deeply frustrated and dissatisfied with the performance, leadership and direction of the Company. The Company’s Board of Directors (the “Board”) has overseen, or failed to oversee, years of failure. Since at least 2011, mismanagement by the Board and Company management has resulted in significant losses in stockholder value, significant losses of the Company’s assets, and significant losses in the Company’s future opportunities. Meanwhile, the Board and the Company’s management have largely kept the Company’s stockholders in the dark for several years about the Company’s business, material contracts, and corporate developments, while denying stockholders access and information to attempt to understand the situation or elect new directors in an effort to remedy the problems. The SDRG 2016 Annual Meeting of Stockholders is the Company’s first annual meeting of stockholders since 2011, and is only the result of litigation brought to compel the long overdue meeting under Delaware law. It is time for a change.

Thus, we are nominating a full slate of four highly competent and skilled individuals for election to the Board.

We ask for your support at the Company’s upcoming 2016 Annual Meeting of Stockholders currently scheduled to be held on Thursday February 25, 2016, at 10:00 a.m., Eastern Standard Time, at 200 Davenport Road, Toronto, Ontario, Canada M5R 1J2 (including any adjournment or postponement thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). Specifically, we are seeking your support with respect to the following (each, a “Proposal” and, collectively, the “Proposals”):

1.	To vote FOR the election of the Concerned Stockholders’ four independent director nominees, Fanny Chan, Tsang Mun Ting, Man Kwan Fong and David Wung Pok Liu (the “Stockholder Nominees”), to serve as directors on the Board until the 2017 annual meeting of stockholders and until their respective successors are duly elected;

2.	To vote FOR the selection of SF Partnership, LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2016;

3.	To vote AGAINST advisory approval of the compensation of the Company’s sole executive officer (the “Executive Compensation”);

4.	To vote for a ONE YEAR period between future stockholder advisory votes on Executive Compensation;

5.	To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Please note that on February 16, 2016, Company stockholder Hui Wai Ngai filed a Verified Complaint in the Delaware Court of Chancery against the Company and its current directors, Marc Hazout, Manuel Chan, Haijun Tang, and David Wahl, seeking an injunction of the meeting on February 25, 2016, and postponement until March 24, 2016. Therefore, there cannot be any assurance that the Annual Meeting will take place on February 25, 2016, or will or will not be postponed or adjourned to March 24, 2016 or some other date.

The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as January 8, 2016 (the “Record Date”). The mailing address of the principal executive offices of the Company is Silver Dragon Resources Inc., 200 Davenport Road, Toronto, Ontario, Canada, M5R 1J2. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s definitive proxy statement for the Annual Meeting (the “Company Statement”), as filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2016, as of the Record Date, the Company had 299,802,647 shares of common stock, par value $0.0001 per share (the “Common Stock”), outstanding and expected to be entitled to vote at the Annual Meeting. Only holders of record of shares of Common Stock (“Shares”) as of the close of business on the Record Date will be entitled to vote on the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to vote even if you sell your Shares after the Record Date.

As of the date hereof, the Concerned Stockholders, beneficially owned 161,559,726 Shares, which represents approximately 53.9% of the outstanding Common Stock (based upon the 299,802,647 Shares outstanding as of the Record Date, as reported in the Company Statement). We intend to vote such Shares FOR the election of the Stockholder Nominees, FOR the selection of SF Partnership, LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2016, AGAINST the approval of the Executive Compensation, and for a ONE YEAR period between advisory votes on Executive Compensation.

The Concerned Stockholders have formed a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). Collectively, the Concerned Stockholders may be deemed to have beneficial ownership of a combined 161,559,726 Shares, constituting approximately 53.9% of the Company’s outstanding Shares. Ms. Chan individually owns 150,000 Shares and has beneficial ownership, by virtue of shared voting, but not dispositive power, of an additional 161,409,726 Shares (exclusive of Ms. Chan’s 150,000 Shares but inclusive of the Shares held by the other Concerned Stockholders) pursuant to a Voting Agreement, dated as of April 12, 2013, a copy of which was filed as Exhibit B to Amendment No. 1 to a Schedule 13D, filed on April 21, 2013 with the SEC, as supplemented by the Joinder Agreements to the Voting Agreement, dated as of October 26, 2015 and November 30, 2015 (as so supplemented, the “Voting Agreement”), a copy of which was filed as Exhibit D to Amendment No. 2 to her Schedule 13D, filed with the SEC on October 27, 2015 and Exhibit E to Amendment No. 2 to her Schedule 13D, filed with the SEC on January 19, 2016 (the “Amended 13D”). Mr. Tsang has shared voting power over 79,876,459 Shares, sole dispositive power over 13,828,080 Shares and shared dispositive power over 66,048,379 Shares. Ms. Man may be deemed to have shared voting power over 13,979,344, sole dispositive power over 12,483,266 Shares and shared dispositive power over 1,496,078 Shares. Mr. Liu may be deemed to have shared voting power, and sole dispositive power, over 3,376,760 Shares. Except as noted above, none of the Concerned Stockholders share beneficial ownership of any Shares beneficially owned by any of the Stockholder Nominees (other than Ms. Chan), and each of the Concerned Stockholders disclaims beneficial ownership of any Shares beneficially owned by any other Concerned Stockholder Nominee.

The Concerned Stockholders believe that the Stockholder Nominees, if elected, will provide the Company with four highly skilled individuals with the variety and depth of operational, investing, Board and geographical experience and expertise necessary to transform the Board and the Company and greatly benefit stockholders going forward. Therefore, the Concerned Stockholders are soliciting your Proxy on the enclosed GOLD Proxy Card for the Annual Meeting and ask that you deliver your completed, signed and dated GOLD Proxy Card as promptly as possible by mail in the enclosed postage-paid envelope.

IMPORTANT

THIS SOLICITATION IS BEING MADE BY THE CONCERNED STOCKHOLDERS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. THE CONCERNED

STOCKHOLDERS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH THE CONCERNED STOCKHOLDERS ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXY ON THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. THE CONCERNED STOCKHOLDERS URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THEIR NOMINEES.

If your Shares are registered in your own name, please complete, sign and date the enclosed GOLD Proxy Card and return it to our proxy solicitor, Okapi Partners LLC (the “Proxy Solicitor”), which is assisting us, in the postage-paid enclosed envelope today.

If your Shares are held in a brokerage firm, bank, custodian or other institution (i.e., held in “street name”), only such firm, custodian or other institution can sign a GOLD Proxy Card with respect to your Shares and only upon receipt of specific voting instructions from you. You are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD Proxy Card or voting instruction form, are being forwarded to you by your broker or bank. Your broker or bank cannot vote your Shares on your behalf without your instructions. Accordingly, you should complete any GOLD voting instruction form you receive from your brokerage firm, bank, custodian or other institution and/or contact the person responsible for your account and give instructions that the GOLD Proxy Card be completed, signed and dated for your Shares. Further, the Concerned Stockholders urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to the Concerned Stockholders, c/o Okapi Partners, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed GOLD Proxy Card or voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD Proxy Card or voting instruction form.

ONLY YOUR LATEST DATED PROXY CARD WILL COUNT. WE URGE YOU NOT TO SIGN ANY PROXY CARD THAT MAY BE SENT TO YOU BY THE COMPANY (THE WHITE CARD).

Since only your latest dated proxy card will count, we urge you not to return any white proxy card you receive from the Company. Even if you return management’s white proxy card marked “withhold” as a protest against the Company’s director nominees, it will revoke any proxy card you may have previously sent to us.

If you have already sent in a white proxy card furnished by the Company’s management or the Board, you may revoke that proxy and vote for the Stockholder Nominees by (i) completing, signing, dating and returning the postage-paid enclosed GOLD Proxy Card, (ii) by delivering a written notice of revocation, or (iii) by voting in person at the Annual Meeting.

You can vote for the Stockholder Nominees only on the GOLD Proxy Card, so please make certain that the latest dated Proxy Card you return is the GOLD Proxy Card. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.

If you own Shares through a brokerage firm, bank or other nominee in “street name,” you must instruct your broker how to vote your Shares in order to ensure your Shares are voted. A “broker non-vote” occurs when you fail to provide your broker with voting instructions at least ten days before the Annual Meeting and the broker does not have the discretionary authority to vote your Shares on a particular proposal because the proposal is not a “routine” matter under applicable rules. Under the rules and interpretations of the New York Stock Exchange (“NYSE”) which govern such voting by brokers, banks and nominees, once a solicitation is contested, all proposals are no longer “routine.”

Execution and delivery of a proxy by a record holder of Shares will be presumed to be a proxy with respect to all Shares held by such record holder unless the proxy specifies otherwise.

The proxy materials that the Concerned Stockholders are providing stockholders include this Proxy Statement and the accompanying GOLD Proxy Card. Stockholders may request additional copies, free of charge, from the Proxy Solicitor at the contact information below. For information on how to access the Company’s filings with the SEC, including the Company’s annual report for the fiscal year ended December 31, 2014, please see “Certain Information Regarding the Company” at page 16.

IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING OR DELIVERING YOUR GOLD PROXY CARD, NEED ADDITIONAL COPIES OF THE CONCERNED STOCKHOLDERS’ PROXY MATERIALS, OR OTHERWISE REQUIRE ASSISTANCE, PLEASE CONTACT:

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokerage Firms, Please Call: +1 (212) 297-0720

U.S. Stockholders, Call Toll Free: +1 (877) 259-6290

Email: info@okapipartners.com

This Proxy Statement and GOLD Proxy Card are Available at:

http://okapivote.com/silverdragon

Please sign, date and return the enclosed GOLD Proxy Card in the enclosed postage-paid envelope today.

The date of this Proxy Statement is [●], 2016. This Proxy Statement and the enclosed GOLD Proxy Card are first being sent or given to stockholders on or about [●], 2016 to holders as of the Record Date, January 8, 2016.

REASONS FOR THIS SOLICITATION

The Company desperately needs a change. Its stock is significantly undervalued, it cannot execute on any operating strategy nor take advantage of its assets, and its present management have squandered opportunities to rectify the situation.

Since December 2005, when the Company was just founded, Ms. Chan was a major fundraiser for the Company’s working capital, bringing in dozens of new stockholders. Mr. Tsang and Ms. Man acquired their Shares several years ago as well. Over the past ten years, the Concerned Stockholders have witnessed severe mismanagement of the Company. We believe the major assets and stockholder value have been enormously depleted under the existing management. The Company’s one valuable asset – its equity interest in Sino-Top, which holds the rights to the six mining projects that the Company deems to be its chief assets – has been diluted down significantly due, in our view, to the negligence and malfeasance of the Company’s Board and management.

This is the crucial moment for saving the Company. We strongly insist that the current Board is no longer capable of running the Company operationally and financially.

In light of this, the Concerned Stockholders, through Ms. Chan, have nominated an entirely new slate of directors. The Stockholder Nominees own a significant percentage of the Company’s stock, and have a long-standing relationship with the Company. Further, unlike all but one of the Company’s nominees, all of the Stockholder Nominees are independent under SEC and stock exchange independence tests and, in our view, have a much better likelihood to begin to rebuild the Company’s necessary corporate governance, Board committee structure and stockholder responsiveness.

The Nominating Stockholder believes that the Stockholder Nominees, if elected, will provide the Board with four new skilled and enthusiastic individuals who can pair long-standing knowledge and investment in the Company with vital experience in investments, operations and Asian markets, the market in which the Company holds all of its assets. The Stockholder Nominees are all motivated to leverage our significant investment, professional and analytical experience in order to lead the Company forward strategically and operationally for the benefit of stockholders.

The Board and management have failed to create, and in fact have lost, significant stockholder value. We believe the time has come for meaningful change. Please join us in our support of the Stockholder Nominees.

BACKGROUND OF THE PROXY SOLICITATION

As noted above, the Concerned Stockholders include longstanding stockholders of the Company, with Ms. Chan having owned shares for over a decade.

On September 17, 2012, trading in the Shares was suspended by the SEC. Subsequent to this date, Ms. Chan and Marc Hazout, the president and chief executive officer of the Company, engaged in ongoing discussions regarding Ms. Chan and other prospective investors known to Ms. Chan providing working capital required by the Company. On November 1, 2012, Ms. Chan made a specific proposal to fund the working capital needs of the Company until such time as the Company became cash flow positive. The offer was conditioned, among other matters, upon members of the investor group being appointed to a majority of the Company’s Board of Directors. On November 3, 2012, Mr. Hazout formally rejected Ms. Chan’s proposal and advised Ms. Chan that the Board had determined to pursue alternative financing. In a report on Form 8-K filed by the Company on November 19, 2012, the Company announced that it had entered into a loan arrangement with a company controlled by Mr. Hazout. The Form 8-K provided no details about whether the loan arrangement was sufficient to meet the Company’s future working capital needs or to repay the so-called “toxic” loans made to the Company.

On November 20, 2012, in a report filed on Form 8-K, the Company disclosed that its auditors had filed a notice of non-compliance advising that the Company’s financial statements could no longer be relied upon. The Company has also not filed its required Form 10-Q for the quarter ended September 30, 2012. Finally, the Company reported on a Form 8-K that it entered into forbearance agreements with holders of its toxic loans but the Company did not disclose how it intended to finance the repayment of these loans.

On April 16, 2013, Ms. Chan and others, through their legal counsel, sent a letter to the Board of Directors of the Company, which, among other things, expressed their concern about the deterioration of the Company’s business, the significant dilution of their equity position, and the poorly disclosed insider-dealing transactions the Company has recently undertaken, especially as the Company was seriously delinquent in filing its required periodic reports under the Exchange Act. As a result of this, Ms. Chan obtained the Voting Agreement on behalf of a significant number of the Company’s stockholders and sent a letter seeking representation on the Board. A copy of the letter was previously filed with the SEC as Exhibit C to Amendment No. 1 to the Schedule 13D.

Mr. Tsang commenced an action in September 2014 in the Delaware Court of Chancery, seeking to recover $1,014,140 in funds misappropriated by Mr. Hazout, the Company and Travellers International, Inc. (“Travellers”). In November 2014, Mr. Tsang elected to transfer the case to Delaware Superior Court. In January 2015, the Company filed a $120 million counterclaim alleging damages from reliance on receipt of funds from Mr. Tsang, and Mr. Hazout and Travellers moved to dismiss the action against them for lack of personal jurisdiction. In June 2015, the Superior Court granted the motion to dismiss as to Travellers, but denied the motion to dismiss as to Mr. Hazout, finding that jurisdiction over Mr. Hazout was proper in Delaware. Mr. Hazout’s motion for reargument was denied shortly thereafter and he filed a Notice of Appeal before the Delaware Supreme Court on July 7, 2015, which the Court accepted on August 6, 2015. That appeal is currently pending.

Mr. Tsang commenced an action on September 19, 2014 in the Delaware Court of Chancery, seeking to recover $1,014,140 in funds misappropriated by Mr. Hazout, the Company and Travellers International, Inc. (“Travellers”). On November 24, 2014, Mr. Tsang elected to transfer the case to Delaware Superior Court. On January 7, 2015, Mr. Hazout and Travellers moved to dismiss the action against them for lack of personal jurisdiction under Rule 12(b)(2) of the Superior Court Rules. On June 3, 2014, the Superior Court granted the motion to dismiss as to Travellers, but denied the motion to dismiss as to Mr. Hazout, finding that jurisdiction over Mr. Hazout was proper in Delaware under 10 Del. C. § 3114. (Tsang Mun Ting v. Silver Dragon Resources, Inc., 2015 Del. Super. LEXIS 277 (June 3, 2015).) Mr. Hazout filed a motion for reargument on June 8, 2015, which the Superior Court denied on June 18, 2015. (Tsang Mun Ting v. Silver Dragon Res., Inc., 2015 Del. Super. LEXIS 332 (June 18, 2015).) Mr. Hazout filed a Notice of Appeal before the Delaware Supreme Court on July 7, 2015, which the Court accepted on August 6, 2015. That appeal is currently pending.

Separately, on August 3, 2015, a stockholder filed a complaint in the Delaware Court of Chancery seeking to compel the Company to hold an annual meeting of stockholders. On August 24, 2015, the Company filed its answer to this complaint, which admitted each factual allegation contained in the stockholder’s Complaint, including that “Pursuant to 8 Del. C. § 211(c), Plaintiff is entitled to an order of this Court summarily directing the Company to promptly hold an Annual Meeting.”

On or about October 26, 2015, additional stockholders, including Mr. Tsang, entered into a Joinder Agreement to the Voting Agreement with Ms. Chan, which necessitated the filing of Amendment No. 2 to the Schedule 13D.

On November 19, 2015, the Company issued a press release and Form 8-K announcing the date of the Annual Meeting as February 18, 2016.

On November 29, 2015, Ms. Chan sent a letter (the “Nomination Letter”) to the Company nominating herself and three other nominees, Tsang Mun Ting, Man Kwan Fong, and David Wung Pok Liu as candidates for the Board Annual Meeting. As of November 30, 2015, Ms. Man, Mr. Liu and Kerry Ka Yan Ng entered into a Joinder Agreement to the Voting Agreement. On January 19, 2016, an Amendment No. 3 to the Schedule 13D was filed to report the updated members of the Voting Agreement, and to advise of the stockholder nomination and intent to run a slate in opposition to the Company’s nominees at the Annual Meeting.

On January 29, 2016, the Concerned Stockholders filed a preliminary Proxy Statement, and on February 1, 2016 amended its Schedule 13D filing to reflect that filing.

On February 11, 2016 the Company filed an amended preliminary proxy statement moving the date of the Annual Meeting to February 25, 2016. On February 12, 2016, the Concerned Stockholders filed an amended preliminary proxy statement, and Ms. Chan, Mr. Tsang and Mr. Liu filed delinquent Section 16 reports with the SEC on Form 3. On February 12, 2016, the Company filed its definitive proxy statement. On February 16, 2016, Ms. Man filed a delinquent Form 3 with the SEC. On February 16, 2016, the Concerned Stockholders filed an Amendment No. 2 to their preliminary proxy statement.

On February 16, 2016, Company stockholder Hui Wai Ngai filed a Verified Complaint in the Delaware Court of Chancery against Silver Dragon and its current directors, Marc Hazout, Manuel Chan, Haijun Tang, and David Wahl, seeking an injunction of the meeting on February 25, 2016, and postponement until March 24, 2016.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board currently consists of four authorized directors whose terms will expire at the Annual Meeting. According to the Bylaws, director nominees will be elected by plurality voting. We are seeking your support at the Annual Meeting to elect our four independent and highly skilled Stockholder Nominees, Fanny Chan, Tsang Mun Ting, Man Kwan Fong and David Wung Pok Liu.

Information Regarding the Stockholder Nominees

Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the proposed Stockholder Nominees. This information has been furnished to the Concerned Stockholders of Silver Dragon Resources Inc. by the Stockholder Nominees. The nominations were made in a timely manner and in compliance with the Company’s governing instruments.

Fanny Chan, 48, is the director of several companies associated with investment banking and private banking. Since February 2006, she has served as the director of Thornton Capital Management Ltd., an investment firm which mainly focuses on Chinese private equity, venture capital and global financing. Additionally, since April 2014, she has served as the director of Noble Club, a boutique offshore family office and private banking firm. Ms. Chan also has served since September 2009 as a director and fund manager in Target Qing Dao Blue Harbor Property FUND SPC, a China real estate alternative Caymans offshore fund. Ms. Chan has been engaged in the finance sector in Hong Kong for over 20 years and has worked closely with many large, Chinese state-owned enterprises, private sector companies and government entities.

Ms. Chan was also one of the assisting founding members of the Company, and she has raised the majority of the Company’s working capital since 2005. Ms. Chan graduated from Carleton University in Canada and holds a Bachelor of Degree of Commerce (Honors, Finance).

The Concerned Stockholders have named Ms. Chan as a Stockholder Nominee due to Ms. Chan’s distinguished service as a director of several investment banking and private banking firms. She provided significant assistance in the founding of the Company, and she has raised approximately the majority of the Company’s working capital since 2005, including the funds used by the Company for all Mexico and China asset acquisition in 2006. Because of her long-standing relationship with the Company, she has an in-depth understanding of the Company, has witnessed its history, and has seen the detrimental effects of the Board’s and management’s failed actions and misdirection. The Concerned Stockholders believe that Ms. Chan is poised to lead the Company forward strategically.

Tsang Mun Ting, age 59, is a retired Hong Kong-based investment professional. For thirty years, he was engaged in the educational principal management field for almost thirty years and had worked as vice principal and education minister of Lui Cheung Kwong Lutheran Secondary School, a respected Hong Kong-based educational institution. Further, he had also been a chairman of regulatory and supervisory bodies in the educational and social community. He has also served as Chairman of estate owners’ corporations.

Mr. Tsang received his degree from Sir Robert Black College of Education, a respected Hong Kong-based educational institution in the 1970s.

The Concerned Stockholders have named Mr. Tsang as a Stockholder Nominee due to his experience as a distinguished investment advisor and skills as an effective negotiator. These are coupled with his in-depth understanding of the Company and long-standing ownership of almost one-third of the Company’s issued and outstanding shares. He has monitored and challenged the Company’s leadership team on its mismanagement of funds, and we believe he is ready to take back the Company for the benefit of its stockholders.

Man Kwan Fong, age 59, is currently a private investor and a retired human resources and administrative professional. Prior to her retirement, Ms. Man served as Human Resources manager at Won Kiu Ltd. Co. from 1996 to 2011, where she was in charge of deploying personnel and performing other administrative work. Before joining Won Kiu Ltd., she was a manager with Pik Kiu Development Ltd. Co. where she was responsible for administrative and operations assistance. From 1980 to 1985, she was the Chief Advisor and Consultant for cultural chamber of Hong Kong and Shen Zhen providing the professional comment on development.

The Concerned Stockholders have named Ms. Man as a Stockholder Nominee due to Ms. Man’s distinguished investment record and her long-standing investment and deep familiarity with the Company, beginning in 2010. We believe she has been a staunch advocate and close observer of the Company’s actions throughout her period of investment in the Company. In our view, her investor background and knowledge of the Company and its operations, paired with her human resources background, mean that she is fully prepared to help guide the Board’s oversight of the Company’s operations.

David Wung Pok Liu, 29, is a freelance Analyst in Manchester, United Kingdom. Between August 2013 and May 2014, he was a Visiting Fellow at the City University of Hong Kong since August 2013, where he taught undergraduate Multi-Variable Calculus, Linear Algebra, and Basic Engineering mathematics courses, as well as Applied Statistics, Calculus, and Basic Linear Algebra I & II tutorials. From October 2008 to January 2013, while pursuing his Ph.D. at the University of Manchester in Manchester, U.K., he worked on the SPRIng Project, a joint project of the University of Manchester, City University London, and University of Southampton funded by the Engineering and Physical Sciences Research Council (EPSRC) to develop an integrated decision-support framework for nuclear power sustainability assessment. Mr. Liu was responsible for the financial aspect of the framework, including reviewing the costs of decarbonisation of the electricity supply and the stock of fuels required for a smooth handover from GEN III to GEN IV reactors. Such research employed C/C++ program mathematical models, the numerical analysis of nonlinear partial differential equations and applications using interpolation methods, method of characteristics and finite-difference methods. Mr. Liu holds a PhD in Applied Mathematics (2012) and Bachelor of Science degree in Mathematics (2008) from the University of Manchester.

Mr. Liu is an analyst in the energy sector, with a Ph.D. in Applied Mathematics. He owns a significant percentage of the Company’s shares. The Concerned Stockholders have nominated Mr. Liu for his in-depth knowledge of public company analysis, which we believe will benefit the Board’s oversight of the Company and development of the Company’s strategy.

The business address of Ms. Chan is 10/F, Asia Rich Court, No. 5 Staunton Street, Central, Hong Kong, and the business address of Mr. Tsang, Ms. Man and Mr. Liu is Flat D 31/F Blk 2 Noble Place 10 King Fung Path Tuen Mun NT Hong Kong.

We believe that each of the Stockholder Nominees qualifies as an “independent director” under Section 803(A)(2) of the NYSE MKT Company Guide, and we have no knowledge of any facts that would prevent a determination that each of the Stockholder Nominees is independent. Because the Company’s common stock is quoted only on the OTC Bulletin Board and is not listed on a national securities exchange, no specific independence requirements apply to the Company’s directors. We, therefore, have selected the NYSE MKT stock exchange, and have analyzed the independence of our nominees under the rules of the NYSE MKT Company Guide.

None of the Stockholder Nominees has carried on an occupation or employment, during the past five years, with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Concerned Stockholder Nominees has ever served on the Company’s Board. No family relationships exist between any Stockholder Nominee and any director or executive officer of the Company.

Except as reported in Annex I to this proxy statement, each of the Stockholder Nominees owns beneficially, directly or indirectly, or of record but not beneficially, securities of the Company or any parent or subsidiary of the Company, and none of the Concerned Stockholders have bought or sold Shares in the last two years.

With the exception of Mr. Tsang, each of the Stockholder Nominees qualifies as Section 16 reporting persons solely by virtue of their entrance into the Voting Agreement and Joinders thereto as further described in this Proxy Statement. Mr. Tsang qualifies as a Section 16 reporting person by virtue of his entry into a Joinder to the Voting Agreement and his concurrent receipt of shared voting and dispositive power over 66,048,379 shares. As noted above, the Stockholder Nominees’ delinquent filings on Form 3s announcing each as a Section 16 reporting person were filed on February 12 and 16, 2016. The Stockholder Nominees have not engaged in any transactions that would require reporting on Form 4 or Form 5 subsequent to the dates on which they became Section 16 reporting persons (i.e., the “Date of Event Requiring Statement” reported in their Forms 3 at Item 2: October 26, 2015 for Mr. Tsang and Ms. Chan, and November 30, 2015 for Mr. Liu and Ms. Man).

Except as described below in Certain Information on the Participants, there are no material proceedings to which any Stockholder Nominee or any of his or her associates is a party adverse to the Company or any of its subsidiaries, nor does any Stockholder Nominee have a material interest adverse to the Company or any of its subsidiaries.

None of the Concerned Stockholder Nominees has been involved in any legal proceedings in the preceding ten years which are described in Item 401(f) of Regulation S-K promulgated under the Securities Act of 1933 (“Regulation S-K”) and which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws.

None of the Stockholder Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

The Stockholder Nominees have not received any compensation from any Concerned Stockholder for serving as nominees, and they will not receive any compensation from us for their services as directors of the Company if elected. Each of the Stockholder Nominees, if elected, will be entitled to receive from the Company compensation paid by the Company to its non-employee directors, which the Company should describe, but has not described, in the Company Statement. Other than as stated in this Proxy Statement, there are no arrangements or understandings between the Concerned Stockholders and any of the Stockholder Nominees or any other person or persons pursuant to which the nomination of the Stockholder Nominees described herein is to be made. Each of the Stockholder Nominees has consented to being named as a nominee in this Proxy Statement and has confirmed his or her willingness to serve on the Board if elected.

The Concerned Stockholders do not expect that any of the Stockholder Nominees will be unable to stand for election, but in the event that a vacancy in the slate of Stockholder Nominees should occur unexpectedly, the shares of Common Stock represented by the GOLD proxy card will be voted for a substitute candidate selected by the Concerned Stockholders, to the extent this is not prohibited under the Amended and Restated Bylaws of the Company (the “Bylaws”) and applicable law. The Concerned Stockholders specifically reserve the right to nominate additional persons, including in the event that the Company increases the size of the Board above its existing size or makes changes to its Board by nominating individuals that are not presently serving as director, to the extent this is not prohibited under the Bylaws and applicable law. If the Concerned Stockholders decide to add nominees, we will supplement this Proxy Statement. Additional nominations made pursuant to the preceding sentence are without prejudice to our position that any attempt to increase the size of the current Board or change its composition constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE YES TO THE ELECTION OF OUR NOMINEES PURSUANT TO PROPOSAL 1.

PROPOSAL 2

COMPANY PROPOSAL FOR RATIFICATION OF SELECTION OF AUDITOR

As discussed in further detail in the Company Statement, the Board has recommended the appointment of SF Partnership, LLP as the Company’s independent certified public accounting firm for the fiscal year ending December 31, 2016. According to the Company Statement, stockholder ratification of the selection of SF Partnership, LLP as the Company’s independent certified public accounting firm is not required for the Audit Committee to appoint SF Partnership, LLP. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain SF Partnership, LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year, if it determines that such a change would be in the best interests of the Company and its stockholders.

WE DO NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF SF PARTNERSHIP, LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2016 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL 3

COMPANY NON-BINDING “SAY ON PAY” ADVISORY VOTE

The Dodd-Frank Wall Street Reform and Consumer Protection Act gave stockholders the opportunity to show their disapproval of corporate pay practices for executive officers, on an advisory basis, by adding Section 14A to the Exchange Act. As we set forth in the Reasons for This Solicitation section above, the Concerned Stockholders believe that this Board and its management team have mismanaged the Company.

The Company asked that the stockholders approve the Executive Compensation for Mr. Hazout set forth in the Company Statement. This Executive Compensation largely consists of a $324,000 annual salary, although apparently because of the Company’s poor financial circumstances, according to the Company Statement, Mr. Hazout has been accruing salary, but has not been paid, since September 2015.

While the vote on this proposal is advisory and therefore not binding on the Company, the Board, or the Compensation Committee of the Board, we are strongly against the compensation package proposed for Mr. Hazout. An annual salary of $324,000 is an extraordinary salary in light of the Company’s performance, stockholder value and dwindling assets.

We believe that a vote AGAINST this resolution will send an appropriate message to the Company and to the market generally that the Company’s stockholders do not believe that the Company’s executive compensation practices, especially the amounts for Mr. Hazout, currently reflect appropriate compensation for the Company’s abysmal past and current performance, nor do they appropriately align the interests of the Company’s executive officers with its stockholders. The Company’s Board needs to revisit its executive compensation philosophy, and therefore, we do not support approving the Company’s advisory vote on the Executive Compensation. We firmly believe stockholders should vote against Proposal No. 3.

THE CONCERNED STOCKHOLDERS OPPOSE PROPOSAL 3 AND RECOMMEND THAT STOCKHOLDERS VOTE “AGAINST” THE COMPANY PROPOSAL FOR STOCKHOLDER APPROVAL OF EXECUTIVE COMPENSATION.

PROPOSAL 4

COMPANY FREQUENCY OF NON-BINDING “SAY ON PAY” ADVISORY VOTE

The Dodd-Frank Wall Street Reform and Consumer Protection Act also requires the Company to provide stockholders with the opportunity to indicate at least once every six years, on an advisory basis, their preference as to the frequency of future advisory votes (once every one, two or three years) on the compensation of our named executive officers. The Company has recommended that stockholders vote on future “say-on-pay” votes every three years.

Given the poor past executive pay practices of the Company, the level of operational improvement and strategic activity that the Company should be engaging in, and the level of responsiveness to the Company’s stockholders that the Stockholder Nominees desire to exhibit when elected to the Board of Directors, the Concerned Stockholders recommend an advisory vote on executive compensation every year, rather than every three years as proposed by the Company. We believe it is important for the Company to receive frequent feedback from its stockholders in a range of areas, including in executive compensation, especially in light of the operational and strategic improvement the Stockholder Nominees believe they can bring to the Company.

We believe that a vote of ONE YEAR on this Proposal will help demonstrate that the Company’s stockholders are active and engaged in the process of turning around the Company. If our recommendation is adopted by the stockholders, the next “say-on-pay” vote would be held at the 2017 annual meeting of stockholders.

THE CONCERNED SIGNATURE STOCKHOLDERS RECOMMEND THAT STOCKHOLDERS VOTE FOR “ONE YEAR” AS THE PREFERRED FREQUENCY FOR ADVISORY APPROVALS OF EXECUTIVE COMPENSATION.

VOTING AND PROXY PROCEDURES

Only stockholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each share of the Company’s Common Stock is entitled to one vote. Stockholders are not entitled to cumulative voting rights. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

According to the Company Statement, stockholders of record as of the Record Date will be allowed to vote their Shares in person by ballot at the Annual Meeting. Stockholders holding shares through a brokerage firm, bank or other custodian will not be able to vote in person by ballot at the Annual Meeting unless they vote a “legal proxy” at the Annual Meeting obtained in advance from such brokerage firm, bank or other custodian. The Annual Meeting will be held at 200 Davenport Road, Toronto, Ontario, Canada M5R 1J2, and directions to the Annual Meeting are available by contacting Okapi Partners toll-free at (877) 259-6290.

Shares represented by properly executed GOLD Proxy Cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the four Stockholder Nominees, FOR the appointment of SF Partnership, LLP as the Company’s independent certified public accounting firm for the year ending December 31, 2016, AGAINST the Company proposal for approval of “Say on Pay” and for ONE YEAR for the Company’s frequency of non-binding “say on pay” advisory vote.

The Board is currently composed of four directors, whose terms expire at the Annual Meeting. According to the Company Statement, the Company has nominated these four directors for election at the Annual Meeting This Proxy Statement is soliciting votes to elect our four Stockholder Nominees. If elected, our four Stockholder Nominees would replace all four of the Company’s directors.

The enclosed GOLD Proxy Card enables you only to vote for our Stockholder Nominees and does not confer voting power with respect to the Company’s nominees. You can only vote for the Company’s nominees by signing and returning a proxy card provided by the Company. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company Statement. The Concerned Stockholders intend to vote all of their Shares in favor of the Stockholder Nominees. There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Stockholder Nominees are elected.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

According to the Company Statement, the presence of the holders of a majority of the Shares entitled to vote at the Annual Meeting, either in person or by proxy, is necessary to constitute a quorum at the Annual Meeting.

Stockholders who hold Shares in “street name” are not stockholders of record, but rather holders who hold their Shares through accounts with brokerage firms, banks or other custodians. In the absence of specific voting instructions from the beneficial stockholders, these brokerage firms, banks and other custodians generally lack the discretion to submit votes on behalf of such beneficial stockholders for matters considered to be “non-routine” under applicable exchange rules. We believe all of the proposals at the Annual Meeting will be considered “non-routine”, due to the treatment of proposals in a contested solicitation under NYSE rules governing proxy voting by brokers, banks and nominees, which state that once a solicitation is contested, all proposals are no longer “routine.” A “broker non-vote” is a proxy submitted by a custodian that does not indicate a vote for some or all of the proposals because the custodian lacks discretionary voting authority on non-routine matters.

Abstentions will count towards the presence of a quorum, but unlike the Company Statement, we do not believe that broker non-votes count towards the presence of a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors (Proposal 1) — According to the Company Statement, in a contested election, the voting standard for election of directors is a plurality of the votes cast at the meeting (i.e., the number of votes cast for a candidate who receives more than any other but does not receive an absolute majority). Withheld votes, or votes “against”, will have no impact on the election of directors. Stockholders will not be able to abstain from voting in the election of directors.

Proposal 2—Vote required for the ratification of the selection of SF Partnership, LLP. According to the Company Statement, to ratify the selection of SF Partnership, LLP, more votes must be cast FOR Proposal 2 than are cast AGAINST Proposal 2. The failure to vote, either by proxy or in person, will not have an effect on this proposal. Abstentions and broker non-votes will not be counted as votes cast and, therefore, will not affect this proposal. Unlike the Company Statement, we do not believe that the vote on Proposal 2 is “routine.”

Proposal 3—Vote required for Approval of Non-Binding “Say-On-Pay” Advisory Vote. According to the Company Statement, to approve the advisory vote on Executive Compensation, more votes must be cast FOR Proposal 3 than are cast AGAINST Proposal 3. The failure to vote, either by proxy or in person, will not have an effect on this proposal. Abstentions and broker non-votes will not be counted as votes cast and, therefore, will not affect this proposal.

Proposal 4—Vote required for the frequency of stockholder advisory votes on Executive Compensation. According to the Company Statement, the frequency (i.e., every one, two or three years) receiving the most cast for Proposal 4 is needed to select a frequency of stockholder advisory votes on Executive Compensation. The failure to vote, either by proxy or in person, will not have an effect on this proposal. Abstentions and broker non-votes will not be counted as votes cast and, therefore, will not affect this proposal.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy that is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered to the Company at its address or the Concerned Stockholders, c/o Okapi Partners, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036.

Although a revocation is effective if delivered to the Company, we request that either the original or xerox copies of all revocations be mailed or emailed to the Concerned Stockholders, c/o Okapi Partners, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036, or info@okapipartners.com, so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record of a majority of the outstanding Shares of the Company’s common stock on the Record Date. Additionally, the Proxy Solicitor may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Stockholder Nominees.

If your Shares are registered in your own name, please sign, date and mail the enclosed GOLD Proxy Card to the Proxy Solicitor in the postage-paid envelope provided. If any of your Shares are held in the name of a brokerage firm, bank, custodian or other institution, only the brokerage firm, bank, custodian or other institution can execute a Proxy Card for such Shares and will do so only upon receipt of specific instructions from you. Accordingly, for those Shares you own through a brokerage firm, bank, bank nominee or other institution, you must contact the person responsible for your account at the brokerage firm, bank, custodian or other institution and advise that person to execute and return the accompanying GOLD Proxy Card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to the Concerned Stockholders, c/o Okapi Partners, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Your Proxy Card is important, no matter how many or how few Shares you own. Please complete, sign and return the enclosed GOLD Proxy Card as promptly as possible.

If you have any questions about executing or delivering your GOLD Proxy Card, need additional copies of the Concerned Stockholders’ proxy materials, or require assistance, please contact:

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokerage Firms, Please Call: +1 (212) 297-0720

U.S. Stockholders, Call Toll Free: +1 (877) 259-6290

Email: info@okapipartners.com

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF THIS PROXY STATEMENT

This Proxy Statement, the GOLD Proxy Card and other materials we have filed in connection with this Proxy Statement are available at http://okapivote.com/silverdragon

SOLICITATION OF REQUESTS; EXPENSES

The solicitation of proxies pursuant to this Proxy Solicitation is being made by the Concerned Stockholders. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. The Concerned Stockholders will bear the entire expense of preparing and mailing this Proxy Statement and any other soliciting material, including, without limitation, the costs, if any, related to advertising, printing, public relations, transportation, litigation and the fees of attorneys, financial advisors, solicitors and accountants. We may solicit proxies by telephone, email, telegram, and personal solicitation, in addition to the mail. We will reimburse the reasonable out-of-pocket expenses of banks, brokerage houses, and other custodians, nominees, and fiduciaries in connection with the forwarding of solicitation material to the beneficial owners of Common Stock that such institutions hold.

The Concerned Stockholders have retained the Proxy Solicitor to provide solicitation and advisory services in connection with this solicitation. The Proxy Solicitor will receive a fee not to exceed $30,000, exclusive of reimbursement for its reasonable out-of-pocket expenses, and will be indemnified by the Concerned Stockholders against certain liabilities and expenses, including certain liabilities under the federal securities laws. The Proxy Solicitor will solicit proxies from individuals, brokers, banks, custodian and other institutional holders. It is anticipated that the Proxy Solicitor will employ approximately 15 persons to solicit the Company’s stockholders as part of this solicitation. The Proxy Solicitor does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Proxy Solicitation.

We estimate that our total expenditures relating to the solicitation of proxies will be approximately $300,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, transportation, and litigation). Our total expenditures to date relating to these solicitations have been approximately $200,000. We intend to seek reimbursement of these costs from the Company. In the event that we seek reimbursement of our expenses, we do not intend to submit the matter to a vote of the Company’s stockholders. The Board would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. Costs related to the solicitation of proxies include expenditures for attorneys, advisors, printing, advertising, postage and related expenses and fees.

CERTAIN INFORMATION ON THE PARTICIPANTS

The business address of Ms. Chan is 10/F, Asia Rich Court, No. 5 Staunton Street, Central, Hong Kong, and the business address of Mr. Tsang, Ms. Man and Mr. Liu is Flat D 31/F Blk 2 Noble Place 10 King Fung Path Tuen Mun NT Hong Kong. The principal business of each Stockholder Nominee is disclosed in the section titled “PROPOSAL 1 – ELECTION OF DIRECTORS” on page 8.

The Concerned Stockholders beneficially own:

•	Ms. Chan: 150,000 Shares (less than 1% of Shares outstanding) for which Ms. Chan has sole voting and dispositive power; 161,409,726 Shares (53.8% of Shares outstanding) for which Ms. Chan has shared voting power, by virtue of the Voting Agreement, and may be deemed to beneficially own.

•	Mr. Tsang: 79,876,459 (26.6% of Shares outstanding) Shares beneficially owned; voting power for all of Mr. Tsang’s Shares is shared with Ms. Chan under the Voting Agreement; Mr. Tsang shares dispositive power for 66,048,379 Shares

•	Ms. Man: 13,979,344 (4.7% of Shares outstanding) Shares beneficially owned; voting power for all Ms. Man’s Shares is shared with Ms. Chan under the Voting Agreement; Ms. Man shares dispositive power for 1,496,078 Shares

•	Mr. Liu: 3,376,760 (1.1% of shares outstanding) Shares beneficially owned; voting power for all of Mr. Liu’s Shares is shared with Ms. Chan under the Voting Agreement)

Collectively, the Concerned Stockholders beneficially own 161,559,726 Shares or 53.9% of the outstanding Common Stock of the Company. All percentages are based on the 299,802,647 Shares reported as issued and outstanding as of the Record Date in the Company Statement.

Except as set forth in this Proxy Statement (including the Annexes hereto), (i) during the past ten years, no Concerned Stockholder has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Concerned Stockholder in this Proxy Solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Concerned Stockholder owns any securities of the Company which are owned of record but not beneficially; (iv) no Concerned Stockholder has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Concerned Stockholder is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Concerned Stockholder is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Concerned Stockholder owns beneficially, directly or indirectly, any securities of the Company; (viii) no Concerned Stockholder owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Concerned Stockholder or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Concerned Stockholder or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Concerned Stockholders, who is a party to an arrangement or understanding pursuant to which the Stockholder Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any Concerned Stockholder or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Concerned Stockholders, except as set forth in this Proxy Statement (including the Annexes hereto), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years and which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws. None of the Stockholder Nominees has carried on an occupation or employment, during the past five years, with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Stockholder Nominees has ever served on the Company’s Board. No family relationships exist between any Stockholder Nominee and any director or executive officer of the Company.

Except as noted in “Background of the Solicitation” at page 6, there are no material proceedings to which any Stockholder Nominee or any of his or her associates is a party adverse to the Company or any of its subsidiaries, nor does any Stockholder Nominee have a material interest adverse to the Company or any of its subsidiaries.

CERTAIN INFORMATION REGARDING THE COMPANY

The Company is a Delaware corporation with its principal executive offices at 200 Davenport Road, Toronto, Ontario, Canada M5R 1J2.

The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith it files periodic reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning (202) 551-8090. The Company’s filings with the SEC are also available to the public without charge on the SEC’s website (http://www.sec.gov).

Except as otherwise noted herein, the information concerning the Company contained in this Proxy Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we have not independently verified the accuracy or completeness of such information and do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information. For information regarding the security ownership of certain beneficial owners and the management of the Company, please refer to Annex II attached to this Proxy Statement.

CERTAIN EFFECTS OF THIS PROXY STATEMENT

Based upon a review of the Company’s public filings with the SEC, the election of the Concerned Stockholder Nominees to the Board may result in a “Change in Control” under a certain agreements with various lenders to the Company. The definition of “Change in Control” in these agreements includes, but is not limited to, 50% or more of the outstanding voting power to one stockholder or its affiliates. By virtue of the Voting Agreement that Ms. Chan has with the stockholders included therein, such a Change of Control may have already occurred. Given the Company’s financial difficulties, the consequences to the Company of any such Change in Control are not certain. Further, the Company has not indicated in its public filings any consequences as the result of a proposed 2013 offer by certain of the Concerned Stockholders to make a loan to the Company and receive a majority of the Board’s seats which would have resulted in such a Change of Control.

We have not independently verified if the copies of the Company agreements (collectively, the “Filed Agreements”) publicly filed by the Company with the SEC are the same as the executed copies of the Filed Agreements, or if all agreements required to be filed have been filed with the SEC, and the analyses above are based on our review of the Company’s public SEC filings. Other contractual provisions with the Company’s lenders and contractual counterparties and/or compensation or vesting provisions with Company employees or directors may be triggered by a change in control. If the Company’s stockholders approve the election of the Stockholder Nominees, prior to the acceleration of vesting of any Company equity awards or the payment of any compensation or tax gross-up, we expect to review with counsel the original copies of all relevant agreements, award documentation and Company records associated with the creation of the potential obligations upon a change in control.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT THE NEXT ANNUAL MEETING

Any stockholder wishing to submit a proposal to be included in the Company’s 2017 proxy statement pursuant to Rule 14a-8 of the Exchange Act must submit such a written proposal that complies with Rule 14a-8 to the Company’s Secretary. The Company must receive such a proposal no later than the close of business on [●], 2016, the date that is 120 calendar days before the anniversary of the release date of the proxy statement relating to this year’s Annual Meeting. Under SEC rules, if the date of the 2017 annual meeting of stockholders is changed by more than 30 days from the anniversary of this year’s Annual Meeting, then the deadline is a reasonable time before the Company begins to print and mail proxy materials.

Stockholder nominations for the election of directors and stockholder proposals not made pursuant to Rule 14a-8 must comply with the advance notice provisions contained in the Bylaws, which provide that such proposals must be submitted by stockholders in writing and delivered to, or mailed to and received by, the Company’s Secretary at the Company’s principal executive offices no later than the close of business on the date that is 45 days prior to the first anniversary of the preceding year’s annual meeting, and no earlier than the date that is 90 days prior to the first anniversary of the preceding year’s annual meeting. In the case of the 2017 annual meeting of the Company’s stockholders, therefore, stockholders must submit nominations and proposals between November 20, 2016 and January 4, 2017.

If the Company provides less than 55 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, timely stockholder notice must be received by the Company not later than the close of business on the 10th day following the date on which the Company either mails notice of the date of the meeting or makes such public disclosure.

Adjournments or postponements of an annual meeting do not appear to extend or commence new time periods for the giving of stockholder notice. According to the Company Statement, to be considered at the annual meeting, stockholder proposals must be presented from the floor in person by the stockholder at the annual meeting.

Stockholder nominations must be accompanied by information on the submitting stockholder and his or her nominee(s), as required by the Company’s Bylaws, which includes any additional information required under Regulation 14A of the Exchange Act of 1934.

All proposals must be delivered to the Company’s Corporate Secretary, Silver Dragon Resources Inc., 200 Davenport Road, Toronto, Ontario, Canada, M5R 1J2, telephone: (416) 223-8500. According to the Company Statement, stockholder proposals and director nominations for which the Company receives notice after January 4, 2017, may not be presented in any manner at the 2017 annual meeting.

Other than the information regarding submission under Rule 14a-8, the information set forth above regarding the procedures for submitting stockholder proposals and nominations for the election of directors for consideration at the 2017 annual meeting of stockholders is based solely on information contained in the Company Statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Concerned Stockholders that such procedures are legal, valid or binding.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT. PLEASE SIGN, DATE, AND MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED GOLD PROXY CARD AS SOON AS POSSIBLE.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN PROXY CARD WITH RESPECT TO YOUR SHARES. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions, need to request additional copies of the Concerned Stockholders’ proxy materials, or require any other assistance, please contact Okapi Partners, proxy solicitors for the Concerned Stockholders, at the following address and toll free telephone number:

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokerage Firms, Please Call: +1 (212) 297-0720

U.S. Stockholders, Call Toll Free: +1 (877) 259-6290

Email: info@okapipartners.com

This Proxy Statement and GOLD Proxy Card are Available at:

http://okapivote.com/silverdragon

IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR GOLD PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT. SUCH DISCLOSURES INCLUDE, AMONG OTHER THINGS:

•	CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS; AND

•	INFORMATION CONCERNING THE COMPENSATION OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INCLUDING THE COMPANY’S COMPENSATION DISCUSSION AND ANALYSIS.

ALTHOUGH WE DO NOT HAVE ANY KNOWLEDGE INDICATING THAT ANY STATEMENT MADE BY IT HEREIN IS UNTRUE, WE DO NOT TAKE ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF STATEMENTS TAKEN FROM PUBLIC DOCUMENTS AND RECORDS THAT WERE NOT PREPARED BY US OR ON OUR BEHALF, OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS THAT MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF SUCH INFORMATION.

CONCLUSION

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.

Thank you for your support,

THE CONCERNED STOCKHOLDERS
OF SILVER DRAGON RESOURCES INC.
[ ], 2016

ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF

SILVER DRAGON RESOURCES INC.

DURING THE PAST TWO YEARS

The following tables set forth all transactions effected during the past two years by the Concerned Stockholders with respect to securities of the Company. As of the date of hereof, all of the Concerned Stockholders who have had transactions in the last two years are listed below: Ms. Chan and Ms. Man did not make purchases or sales of Shares within the past two years. The Shares reported herein are held in brokerage accounts in the ordinary course of business.

Tsang Mun Ting

Purchase Date	Quantity Purchased	Price Paid
03/24/2014	500	$0.010
12/29/2014	20,000	$0.040
12/29/2014	400,000	$0.040
01/02/2015	69,300	$0.040
01/02/2015	50,000	$0.040
01/02/2015	10,000	$0.040
01/02/2015	37,899	$0.040
01/02/2015	72,000	$0.040
01/02/2015	13,500	$0.040
01/02/2015	190,000	$0.050
01/05/2015	10,000	$0.040
01/06/2015	10,000	$0.050
01/06/2015	484,081	$0.050
01/06/2015	10,000	$0.050
01/06/2015	130,000	$0.050
01/06/2015	50,000	$0.050
01/06/2015	45,000	$0.050
01/06/2015	15,000	$0.050
01/08/2015	26,960	$0.050
01/08/2015	30,000	$0.050
01/08/2015	30,000	$0.050
01/08/2015	50,000	$0.050
01/08/2015	130,000	$0.050
01/08/2015	67,000	$0.050
01/12/2015	50,000	$0.050
01/12/2015	150,000	$0.050
01/13/2015	77,400	$0.050
01/13/2015	21,600	$0.050
01/13/2015	103,000	$0.050
01/14/2015	203,000	$0.050

David Wung Pok Liu

Purchase Date	Quantity Purchased	Price Paid
02/28/2014	200,000	$0.006
03/06/2014	440	$0.007
03/07/2014	300,000	$0.007
03/11/2014	300,000	$0.007
04/04/2014	160,000	$0.008
04/16/2014	400,000	$0.010
05/15/2014	223,727	$0.007
05/28/2014	1,001	$0.008
06/03/2014	50,000	$0.010
06/04/2014	282,779	$0.010
06/06/2014	4,100	$0.015
08/06/2014	130,000	$0.030
11/17/2014	6,000	$0.045
11/17/2014	113,713	$0.050
11/18/2014	100,000	$0.057
11/18/2014	235,000	$0.057
11/19/2014	220,000	$0.057
12/24/2014	20,000	$0.045
12/30/2014	630,000	$0.04

ANNEX II

SECURITY OWNERSHIP OF THE PARTICIPANTS

Security Ownership of the Participants

The following table sets forth information regarding the beneficial ownership of the Company’s common stock as of February [11], 2016, in each case including shares of common stock which such persons have the right to acquire within 60 days of February [11], 2016, by:

•	each of the Concerned Stockholders; and

•	all of the Concerned Stockholders as a group.

Name of Beneficial Owner	Number of Shares		Percent*
Chan King Yuet (Fanny Chan)	161,559,726		53.9%
Tsang Mun Ting	79,876,459	[2]	26.6%
Man Kwon Fong	13,979,344	[3]	4.7%
David Wung Pok Liu	3,376,760		1.1%
All participants together	161,559,726		53.9%

*	Based on 299,802,647 shares of common stock outstanding as of January 8, 2016, as reported by the Company in its preliminary proxy statement as filed with the SEC on January 29, 2016.
(1)	Includes 150,000 Shares for which Ms. Chan has sole voting and dispositive power, and 161,409,726 Shares for which Ms. Chan has shared voting, but no dispositive, power, under the Voting Agreement.
(2)	Includes 79,876,459 Shares for which Mr. Tsang has shared voting under the Voting Agreement with Ms. Chan, and 13,828,080 shares for which Mr. Tsang has shared dispositive power.
(3)	Includes 13,979,344 Shares for which Ms. Man has shared voting under the Voting Agreement with Ms. Chan, and 1,496,078 Shares for which Ms. Man has shared dispositive power.

Security Ownership of the Company’s 5% Beneficial Owners, Directors and Executive Officers

The information below is taken from the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on February 11, 2016, but excludes information on Ms. Chan and Mr. Tsang, who beneficially own greater than 5% of the Company’s issued and outstanding stock and whose beneficial ownership is detailed above. The Concerned Stockholders have not independently verified the accuracy or completeness of this information. The following table sets forth, as of the date hereof, certain information with respect to the beneficial ownership of the Company’s outstanding common stock by (i) each person or entity known to be the beneficial owner of more than 5% of the Company’s outstanding common stock, (ii) each of the Company’s officers and directors, and (iii) all then-current directors and executive officers as a group.

The following table shows the amount of the Company’s common stock beneficially owned as of December 31, 2015 by (i) each of the Company’s directors, (iii) each of the Company’s executive officers, and (iii) all of the Company’s directors and executive officers as a group. Except as otherwise noted, each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding (2)
Marc Hazout (1)	17,573,206	5.86%
Manuel Chan (1)	452,500	0.15%
Haijun Tang (1)	*	*
David Wahl (1)
All officers and directors as a group (4 persons)	18,025,706	6.01%
Tonaquint, Inc. (3) 303 East Wacker Drive Suite 1040 Chicago, IL 60601	27,945,402	9.3%
Vis Vires Group, Inc. (4) 111 Great Neck Road Suite 216 Great Neck, NY 11021	29,034,347	9.7%

*	less than 1%
(1)	The address for our officers and directors is c/o of the Company at 200 Davenport Road, Toronto, Ontario, Canada M5R 1J2.
(2)	Percentage based on 299,802,647 shares of common stock issued and outstanding at January 21, 2016.
(3)	Based on a Schedule 13G, Amendment No. 4, filed with the Securities and Exchange Commission, dated January 28, 2015. Tonaquint, Inc. had rights to exercise a Warrant and convert a Secured Convertible Promissory Note into an aggregate number of shares of the Company’s common stock which, except for a contractual 9.99% cap on the amount of outstanding shares of the Company’s common stock that Tonaquint may own, would exceed the cap. Thus, the number of shares of the Company’s common stock beneficially owned by Tonaquint as of the date of the filing of Amendment No. 4 to the Schedule 13G was 27,945,402 shares. Utah Resources International, Inc. is the sole shareholder of Tonaquint. Inter-Mountain Capital I Corp. is the sole shareholder of Utah Resources International, Inc. JFV Holdings, Inc. is the sole shareholder of Inter-Mountain Capital I Corp. John M. Fife is the sole shareholder of JFV Holdings, Inc.
(4)	Based on a Schedule 13G filed with the Securities and Exchange Commission, dated July 31, 2015. Percentage based on 299,802,647 shares of common stock issued and outstanding on January 21, 2016.

A-1

***PRELIMINARY PROXY CARD – SUBJECT TO COMPLETION***

EVERY STOCKHOLDER’S VOTE IS IMPORTANT

EASY VOTING OPTIONS:
VOTE BY PHONE Call: (877) 259-6290 Follow the recorded instructions available 24 hours	VOTE BY MAIL Vote, sign and date this Proxy Card and return in the postage-paid envelope	VOTE ON THE INTERNET Log on to: http://okapivote.com/SDRG Follow the on-screen instructions available 24 hours

Please detach at perforation before mailing.

GOLD PROXY CARD	SILVER DRAGON RESOURCES INC. ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON FEBRUARY 25, 2016	GOLD PROXY CARD

THIS PROXY SOLICITATION IS BEING MADE BY CHAN KING YUET (“FANNY CHAN”), TSANG

MUN TING, MAN KWAN FONG AND DAVID WUNG POK LIU (TOGETHER WITH FANNY CHAN

THE “STOCKHOLDER NOMINEES” AND THE “CONCERNED STOCKHOLDERS”).

THE BOARD OF DIRECTORS OF SILVER DRAGON RESOURCES INC. IS NOT SOLICITING THIS PROXY

The undersigned hereby appoint(s) Fanny Chan and Paul J. Pollock as proxies, and hereby authorizes them to represent and to vote, as designated herein, all of the shares of common stock of Silver Dragon Resources Inc. (the “Company”) that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on February 25, 2016 at 10:00 a.m. Eastern Standard Time at 200 Davenport Road, Toronto, Ontario, Canada M5R 1J2, and at any adjournment or postponement thereof (the “Annual Meeting”).

The undersigned hereby revoke(s) any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorney and proxy or his substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the Concerned Stockholders a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN AND UNLESS OTHERWISE DIRECTED, WILL BE VOTED “FOR ALL” THE NOMINEES NAMED IN PROPOSAL 1; “FOR” PROPOSAL 2; “AGAINST” PROPOSAL 3; AND “ONE YEAR” FOR PROPOSAL 4.

VOTE VIA THE INTERNET: http://okapivote.com/SDRG	VOTE VIA THE TELEPHONE: (877) 259-6290

Note: Please sign exactly as your name(s) appear(s) on this Proxy. Joint owners should each sign personally. When signing as attorney, executor, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Signature and Title, if applicable

Signature (if held jointly)

Date

EVERY STOCKHOLDER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the

Annual Stockholders Meeting to Be Held on February 25, 2016.

The Concerned Stockholders Proxy Statement and this GOLD Proxy Card are available at:

http://okapivote.com/silverdragon

IF YOU VOTE ON THE INTERNET OR BY TELEPHONE,

YOU NEED NOT RETURN THIS PROXY CARD

Please detach at perforation before mailing.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK. Example: ¢

WE RECOMMEND A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1 BELOW.

1	To elect the Concerned Stockholder’s four director nominees, Chan King Yuet (“Fanny Chan”), Tsang Mun Ting, Man Kwan Fong and David Wung Pok Liu, to serve as directors on the Board until the 2017 annual meeting of stockholders and until their respective successors are duly elected.				FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT

	01. Chan King Yuet (“Fanny Chan”)	02. Tsang Mun Ting	03. Man Kwan Fong	04. David Wung Pok Liu	☐	☐	☐

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark the box “FOR ALL EXCEPT” and write the nominee’s number on the line provided below.

WE RECOMMEND A VOTE “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3, AND “ONE YEAR” FOR PROPOSAL 4 BELOW.					FOR	AGAINST	ABSTAIN

2	To ratify the appointment of SF Partnership, LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2016				☐	☐	☐

3	Company’s non-binding “say on pay” advisory vote				☐	☐	☐

					ONE YEAR	TWO YEARS	THREE YEARS

4	Company’s “say on pay” frequency vote				☐	☐	☐

PLEASE SIGN AND DATE ON THE REVERSE SIDE